Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pioneer Energy Services Corp.:

We consent to the use of our reports dated February 17, 2015, with respect to the consolidated balance sheets of Pioneer Energy Services Corp. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for discontinued operations.

/s/ KPMG LLP

San Antonio, Texas
May 15, 2015